

10032835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 3716 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza -- 165 Broadway
(No. and Street)

| New York | NY | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Olsen 212-225-6705
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
DEC 22 2010
Washington, DC
110

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Joseph Olsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Scotia Capital (USA) Inc.**, as of **October 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
DEC. 16, 2010



Signature

**Chief Financial Officer**
Title



Notary Public

JOAN D'ADDARIO
Notary Public, State of New York
No. 4758211, Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Dec. 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **x (o) Independent Registered Public Accounting firm's report on internal accounting cont**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**SCOTIA CAPITAL (USA) INC.**
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2010

(With Report of Independent Registered Public Accounting Firm)



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102



**Report of Independent Registered Public Accounting Firm**

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc., (the Company) (a wholly owned subsidiary of Scotia Capital Inc.) as of October 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 16, 2010

**SCOTIA CAPITAL (USA) INC.**
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2010

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 14,093,687 |
| Cash on deposit with clearing organizations | 14,514,734 |
| Securities segregated under federal and other regulations | 7,994,128 |
| Receivable from brokers, dealers, and clearing organizations | 2,871,103,625 |
| Securities purchased under agreements to resell (fair value of $131,454,350) | 131,310,375 |
| Receivable from customers | 14,695,895 |
| Securities owned, at fair value | 357,570,010 |
| Derivative instrument, at fair value | 8,691,218 |
| Accrued interest receivable | 3,204,160 |
| Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,169,614 | 1,214,093 |
| Other assets | 50,558,976 |
| Total assets | $ 3,474,950,901 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| Liabilities: | |
| Payable to brokers, dealers, and clearing organizations | $ 2,211,077,552 |
| Payable to customers | 1,631,569 |
| Securities sold, not yet purchased, at fair value | 777,067,286 |
| Accrued interest payable | 1,478,023 |
| Accounts payable, accrued expenses, and other liabilities | 46,250,790 |
| | 3,037,505,220 |
| Commitments and contingencies | |
| Subordinated liabilities | 75,000,000 |
| Stockholder's equity: | |
| Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares | 30,000 |
| Additional paid-in capital | 69,010,000 |
| Retained earnings | 293,405,681 |
| Total stockholder's equity | 362,445,681 |
| Total liabilities and stockholder's equity | $ 3,474,950,901 |

See accompanying notes to statement of financial condition.

## (1) Organization and Summary of Significant Accounting Policies

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business activities are trading in Canadian and U.S. securities and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors. The Company is self clearing, and is subject to the Securities and Exchange Commission (SEC) net capital requirements. All security activities are processed on a delivery versus payment and receipt versus payment basis, and the Company does not extend credit to customers through margin accounts nor does it carry customer cash balances.

Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are carried at fair value.

Obligations under agreements to repurchase securities and securities purchased under resale agreements are treated as collateralized financing transactions. The liabilities and assets that result from these agreements are recorded in the accompanying statement of financial condition at the amounts at which the securities were sold or purchased, respectively. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company provides for income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

The Company accounts for its derivative instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, *Derivatives and Hedging*. FASB ASC 815 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The Company has entered into a total return equity swap contract with the Ultimate Parent to provide them with exposure to a basket of equity securities. During the year, the Company has recorded this derivative as a freestanding trading instrument and does not apply hedge accounting. The Company recognizes all derivatives on the balance sheet as assets or liabilities measured at fair value.



(Continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

### *(a) Recently Adopted Accounting Standards*

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements*. The ASU requires disclosing the amounts of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and describing the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. The Company will adopt ASU 2010-06 as of November 1, 2010. Additionally, disclosures of the gross purchases, sales, issuances, and settlements activity in Level 3 of the fair value measurement hierarchy will be required for fiscal years beginning after December 15, 2010.

In July 2010, the FASB issued ASU No. 2010-20, *Disclosures about Credit Quality of Financing Receivables and Allowance for Credit Losses.* The ASU requires a greater level of disaggregated information about the allowance for credit losses and the credit quality of financing receivables. The period-end balance disclosure requirements for loans and the allowance for loans losses will be effective for reporting periods ending on or after December 15, 2011, while disclosures for activity during a reporting period that occurs in the loan and allowance for loan losses accounts will be effective for reporting periods beginning on or after December 15, 2011.

## (2) Related-Party Transactions

The Company acts as agent for the Ultimate Parent to market certain products in the United States of America on its behalf. Receivable from and payable to brokers, dealers, and clearing organizations includes a receivable from the Parent of $3,309,166 and a payable to Parent of $24,892,453, respectively. In addition, included in other assets are receivables from the Parent of $2,416,627 primarily associated with fees collected on the Company's behalf, receivables from the Ultimate Parent of $8,985,360 primarily associated with the reimbursement of general and administrative expenses, and receivables from affiliates of $57,309 associated with securities borrowed. Included in accounts payable, accrued expenses, and other liabilities are payables to the Parent of $516,889 primarily associated with fees owed and Ultimate Parent of $1,550,869 primarily related to fees and expenses due the Ultimate Parent and intercompany costs associated with benefit plans administered by the Ultimate Parent. In addition included in accounts payable, accrued expenses, and other liabilities are payables to affiliates of $617,471 associated with securities loaned. A receivable from the Ultimate Parent of $8,691,218 in connection with a total return equity swap is presented as derivative instrument, at fair value. Receivable from and payable to brokers, dealers, and clearing organizations include a receivable from the Parent of $1,706,936,957 and Ultimate Parent of $26,682,116 and a payable to the Parent of $523,006,590 and Ultimate Parent of $12,466,886. Securities purchased under agreements to resell of $131,310,375 are with the Ultimate Parent.

## (3) Securities Segregated under Federal and Other Regulations

At October 31, 2010, the Company had qualified securities in the amount of $7,994,128 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the SEC).

## (4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2010 consist of the following:

| | | Receivable | Payable |
|---|---|---|---|
| Securities failed to deliver/receive | $ | 13,739,742 | 31,487,812 |
| Receivable from/payable to brokers and dealers | | 5,024,202 | 49,950,008 |
| Securities borrowed/loaned | | 2,852,339,681 | 2,129,639,732 |
| | $ | 2,871,103,625 | 2,211,077,552 |

As of October 31, 2010, the fair value of the securities borrowed was $2,757,186,710 and the fair value of the securities loaned was $2,069,537,428.

## (5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

| | | Owned | Sold, not yet purchased |
|---|---|---|---|
| U.S. and Canadian government obligations | $ | 57,955,168 | 142,115,628 |
| Canadian provincial obligations | | 95,367,884 | 25,334,813 |
| Corporate debt obligations | | 204,090,532 | 63,538,973 |
| Common stock | | 4,311 | 545,101,487 |
| Other foreign government obligations | | 152,115 | 976,385 |
| | $ | 357,570,010 | 777,067,286 |

## (6) Derivative Instrument, at Fair Value

As of October 31, 2010, the Company had one total return equity swap with the Ultimate Parent with a notional amount of approximately $536,407,690 and a fair value of $8,691,218. The transaction matures in August 2011. The Company has recorded this derivative as a freestanding trading instrument and does not apply hedge accounting. The derivative provides the Ultimate Parent with exposure to a basket of equity securities, in exchange for which the Company receives a floating rate of interest based on one-month LIBOR.



(Continued)

## (7) Unused Credit Facility

The Company had unused credit facilities with two financial institutions amounting to $150,000,000 as of October 31, 2010, of which $100,000,000 is with the Ultimate Parent.

## (8) Subordinated Liabilities

On May 28, 2010, the Company entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $250,000,000. The note bears a market rate (LIBOR plus 0.80%) of interest on the amount drawn upon and is covered by an agreement accepted by the FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on May 31, 2014 and $75,000,000 was outstanding at October 31, 2010. To the extent that the outstanding subordinated liabilities are required for the Company's continued compliance with its regulatory net capital requirements, the subordinated liabilities may not be repaid. The Company must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments.

## (9) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company.

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

## (10) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum total lease obligations as follows:

| | | |
|---|---|---|
| 2011 | $ | 886,678 |
| 2012 | | 886,678 |
| 2013 | | 886,678 |
| 2014 | | 517,229 |
| | $ | 3,177,263 |

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.



(Continued)

**(11) Net Capital Requirement**

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 3.39 to 1. The Company's net capital was $112,123,897, which was $86,792,648 in excess of its required net capital of $25,331,249 as of October 31, 2010.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealers' net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

**(12) Income Taxes**

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2010, the deferred tax assets of $4,106,806 were composed of temporary differences due to deferred compensation accruals and depreciation expenses. Although realization is not assured for the above deferred tax assets, management has not recorded a valuation allowance against its deferred tax assets, as management believes it is more likely than not that they will be realized through future taxable earnings.

The difference between the statutory rate of 35% and the effective rate of 44% is primarily due to state and local taxes, net of federal benefit, and the tax effect of nondeductible expenses.

FASB ASC 740, *Income Taxes*, which the Company adopted as of November 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

Of the total unrecognized tax benefits, the entire balance would have an effect on the effective tax rate.



(Continued)

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the fiscal year ended October 31, 2010:

| | | |
|---|---|---|
| Balance as of November 1, 2009 | $ | 2,048,405 |
| Additions based on tax positions related to the current year | | 950,355 |
| Decreases related to a lapse of statute of limitations | | (209,620) |
| Balance as of October 31, 2010 | $ | 2,789,140 |

In the next 12 months, the Company anticipates that it is reasonably possible that $306,948 of the unrecognized tax benefits will be released due to the lapse of the statue of limitations.

The Company remains open to federal, New York State, and New York City examinations for the fiscal years October 31, 2007 and forward.

## (13) Fair Value Measurements

Effective November 1, 2007, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to FASB ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities sold, but not yet purchased, and derivative instruments are recorded at fair value on a recurring basis.

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2010:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| U.S. and Canadian government obligations | $ 57,955,168 | — | — | 57,955,168 |
| Canadian provincial obligations | — | 95,367,884 | — | 95,367,884 |
| Corporate debt obligations | — | 204,090,532 | — | 204,090,532 |
| Common stock | 4,311 | — | — | 4,311 |
| Other foreign government obligations | — | 152,115 | — | 152,115 |
| Total securities owned | 57,959,479 | 299,610,531 | — | 357,570,010 |
| Derivative instrument | — | 8,691,218 | — | 8,691,218 |
| Securities segregated under federal and other regulations | 7,994,128 | — | — | 7,994,128 |
| Total assets at fair value | $ 65,953,607 | 308,301,749 | — | 374,255,356 |
| Liabilities: | | | | |
| U.S. and Canadian government obligations | $ 142,115,628 | — | — | 142,115,628 |
| Canadian provincial obligations | — | 25,334,813 | — | 25,334,813 |
| Corporate debt obligations | — | 63,538,973 | — | 63,538,973 |
| Common stock | 545,101,487 | — | — | 545,101,487 |
| Other foreign government obligations | — | 976,385 | — | 976,385 |
| Total securities sold, not yet purchased | 687,217,115 | 89,850,171 | — | 777,067,286 |
| Total liabilities at fair value | $ 687,217,115 | 89,850,171 | — | 777,067,286 |

The fair value of the Company's financial instruments is determined using a variety of sources as follows:

For common stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 for those that are actively traded.

For U.S. and Canadian government, Canadian provincial, Corporate debt, and other foreign government obligations, the primary source for pricing is derived from dealer and broker quotes and is included in Levels 1 and 2, respectively.

The fair value of the Company's derivative instrument, at fair value was determined primarily using the closing price on the primary exchanges of the basket of equity securities referenced by the derivative contract, and is included in Level 2.

## (14) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. In accordance with industry practice, the Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2010, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities loaned in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $777,067,286 obligation in the accompanying financial statements at the October 31, 2010 fair value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2010. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction. This risk is mitigated by transacting only with approved counterparties.



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Scotia Capital (USA) Inc. (the Company) (a wholly owned subsidiary of Scotia Capital Inc.), as of and for the year ended October 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 16, 2010